September 16, 2025

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043

       Re: Pattern Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 10, 2025
           File No. 333-289810
Dear David Wright:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 25, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Summary Consolidated Financial and Other Data, page 17

1. Please explain in detail how you derived the numerator and denominator of your pro forma net earnings (loss) per share calculations.
 September 16, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Stuart Ogg